3000 Two Logan Square

Eighteenth and Arch Streets

Philadelphia, PA 19103-2799

215.981.4000

Fax 215.981.4750

Lisa D. Zeises

(215) 981-4722

Zeisesl@pepperlaw.com

August 8, 2012

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, NE Washington, D.C. 20549 Attn: Edward Bartz, Esq. and Chad Eskildsen

Re:	Touchstone Funds Group Trust – File No. 333-182613

Dear Messrs. Bartz and Eskildsen:

On behalf of Touchstone Funds Group Trust (the “Trust”) accompanying this letter is Pre-Effective Amendment No. 1 to the Trust’s registration statement on Form N-14 (the “Amendment”) in connection with the proposed reorganization of the Touchstone Emerging Markets Equity Fund II (“Acquired Fund”) into the Touchstone Emerging Markets Equity Fund (“Acquiring Fund”) (the “Reorganization”).

The Trust respectfully requests that effectiveness of the above-captioned Amendment be accelerated to August 8, 2012. The Trust and its principal underwriter are aware of their obligations under the Securities Act of 1933. Your cooperation in this regard would be greatly appreciated.

This letter also addresses the comments of the Securities and Exchange Commission’s staff (the “Staff”) with respect to the Trust’s registration statement on Form N-14 (“Registration Statement”), which were provided orally from Mr. Howell on July 31, 2012 and Mr. Eskildsen on August 3, 2012. The Trust’s responses to the Staff’s comments are reflected in the Amendment.

We have organized this letter by setting forth the Staff’s comments in italicized text followed by the Trust’s response to the Staff’s comments.

Philadelphia	Boston	Washington, D.C.	Los Angeles	New York	Pittsburgh

Detroit	Berwyn	Harrisburg	Orange County	Princeton	Wilmington

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Division of Investment Management

U.S. Securities and Exchange Commission

August 8, 2012

Comments to the Prospectus/Information Statement

1.                  In the shareholder letter, provide an estimate of the costs of the Reorganization.

Response: All of the costs of the Reorganization will be borne by Touchstone Advisors, Inc. Because the Acquiring Fund and the Acquired Fund (the “Funds”) are not paying the costs of the Reorganization, the Trust believes the current disclosure is sufficient and it is not necessary to disclose the costs of the Reorganization.

2.                  In the section entitled “Comparison of Principal Risks,” both Funds list “Depositary Receipt Risk” as a principal risk. If this is a principal risk of the Funds, the principal investment strategy of the Funds should be updated to include that the Funds invest in depositary receipts.

Response: The Amendment has been updated to address the Staff’s comment.

3.                  In the section entitled “How do the Funds’ fees and expenses compare?,” the fee tables show that there are acquired fund fees and expenses (“AFFE”). If the Funds invest in other investment companies as part of its principal investment strategy, update the section entitled “How do the Funds’ investment goals and principal investment strategies compare?”

Response: As a non-principal investment strategy, each Fund may invest its uninvested cash or cash collateral in one or more affiliated money market funds. The AFFE reflected in the fee table is related to the investment of excess cash into the Touchstone Institutional Money Market Fund.

4.                  In the fee tables for the Funds, consider disclosing that the “Maximum Deferred Sales Charge (Load)” for Class A shares is 1.00%.

Response:  The Amendment has been updated to address the Staff’s comment.

5.                  In the section entitled “Comparison of Principal Risks,” disclose that the Funds are subject to small-cap risk and mid-cap risk because each Fund can invest in securities of any capitalization as part of its principal investment strategy.

Response: The Amendment has been updated to address the Staff’s comment.

Division of Investment Management

U.S. Securities and Exchange Commission

August 8, 2012

6.                  If the Funds are relying on Instruction 2 to Item 14 of Form N-14, please update the information in the pro forma capitalization table to be within 30 days of the filing.

Response: The Amendment has been updated to address the Staff’s comment.

Comments to the Statements of Additional Information (“SAI”)

1.                  Please confirm that the net asset value of the Acquired Fund does not exceed ten percent of the Acquiring Fund’s net asset value. This determination should be made within 30 days of the filing.

Response: Following discussions with the Staff, we have revised the disclosure in the SAI to state “The pro forma capitalization table presented in the Prospectus/Information Statement shows as of July 31, 2012 that the assets of the Acquired Fund were approximately 10.9% of the assets of the Acquiring Fund. However, as of the date the pro forma financial statements would have been presented (March 31, 2012), the assets of the Acquired Fund were approximately 4.6% of the assets of the Acquiring Fund. Therefore, based on guidance from the SEC Staff, the Trust is not disclosing the pro forma financial statements.”

* * *

Division of Investment Management

U.S. Securities and Exchange Commission

August 8, 2012

This letter incorporates by reference the “Tandy Letter” signed by an officer of the Trust and is attached hereto as Exhibit A.

If you have any questions regarding the Amendment, please contact the undersigned at 215.981.4722 or, in her absence, John M. Ford, Esq. at 215.981.4009.

Very truly yours,
/s/ Lisa D. Zeises
Lisa D. Zeises

cc:	Joseph G. Melcher
John M. Ford, Esq.

EXHIBIT A

August 8, 2012

Division of Investment Management U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549
Re:	Touchstone Funds Group Trust – File No. 333-182613

Dear Messrs. Bartz and Eskildsen:

In connection with Touchstone Funds Group Trust’s (the “Trust”) response to certain oral comments received from the Commission staff with respect to the Trust’s registration statement on Form N-14 filed with the Commission on July 10, 2012, the Trust is providing the following, as instructed:

The Trust acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the Trust’s registration statement on Form N-14 (the “Registration Statement”), (ii) Commission staff comments or changes to disclosure in response to staff comments in the Registration Statement reviewed by the staff do not foreclose the Commission from taking any action with respect to the Registration Statement, and (iii) the Trust may not assert staff comments with respect to the Registration Statement as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions concerning this letter to Lisa D. Zeises, Esq. of Pepper Hamilton, LLP, counsel to the Trust, at 215.981.4722.

Very truly yours,
/s/ Steven M. Graziano Steven M. Graziano